Exhibit 99.1

EpicQuest Education Announces First Half Fiscal Year 2024 Financial Results
and Operations Update

Company Revenue Increases 22% as Compared to the Year-Ago Period

MIDDLETOWN, Ohio, October 7, 2024 /PRNewswire/ -- EpicQuest Education Group International Limited (NASDAQ: EEIQ), (“EpicQuest Education”, “EEIQ” or the “Company”), a provider of comprehensive education solutions for domestic and international students seeking college and university degrees in the US, Canada and the UK, today announced its first half financial results for the six months ended March 31, 2024 and an operations update.

“We are pleased to announce a 22% increase in revenue for first half of our fiscal year as compared to the comparable year-ago period. This increase was primarily due to the success of our innovative foundational and collaborative programs that we offer abroad where international students study in their home countries as they prepare for possible study abroad. In addition to this representing a unique revenue stream for the Company, this also creates a potential pool of future students to attend our owned and operated Davis University and EduGlobal College,” commented EpicQuest Education CEO Jianbo Zhang.

“Although our gross margin decreased due to establishing relationships with new recruitment agenciesand higher administration costs, we believe that we will achieve synergies in future periods that could lower our operating costs. We are confident that we are meeting the current challenges of the education sector by offering practical academic programming in an array of technical fields that lead to good and stable careers. We specialize in providing individualized academic journeys to our students which include co-op programs that can rationalize tuition costs while helping to secure employment. We are also in the process of developing an AI-powered tutoring and learning platform for adaptive learning and real-time feedback which has the potential to improve student engagement and achievement. We believe that our innovative business model offers a solid return on investment for both our students and our shareholders,” concluded CEO Jianbo Zhang.

First Half 2024 Financial Results Ended March 31, 2024

Revenues were $4.16 million for the first half of fiscal 2024 compared to $3.42 million for the first half of fiscal 2023, representing an increase of $0.74 million, or 21.7%. The increase in revenue was mainly due to an increase in students enrolling in the Company’s international foundational and collaborative programs that are offered by Davis University and EduGlobal College.

Gross profit was $2.40 million for the first half of fiscal 2024 compared to $2.65 million for the same period of 2023, representing a decrease of $0.25 million, or 9.3%. The decrease was primarily due to the $0.99 million increase in costs of services for the first half of fiscal 2024 compared to the same period of 2023. This was attributable to increased recruiting costs as our business returned to normal operations. As a result, our gross margin decreased to 57.7% for the first half ended March 31, 2024, from 77.5% for the same period of 2023.

Operating Expenses were $6.55 million for the first half of fiscal 2024 compared to $5.84 million for the same period of 2023, representing an increase of $0.71 million, or 12.1%. The increase was due to a 46.7% increase in selling expenses to $0.70 million from $0.47 million for the same period of 2023 and a 9.0% increase in general and administrative expenses to $5.85 million from $5.37 million. Selling expenses include marketing, advertising, commissions and travel expenses incurred due to an increase in recruiting activities. General and administrative expenses in both periods are due to non-cash expenses attributable to share-based compensation granted to directors, officers and employees for retention purposes following the Company’s IPO in March of 2021, as well as professional fees that were primarily related to the expansion efforts.

Operating loss was $4.14 million for the first half of fiscal 2024 compared to an operating loss of $3.19 million for the same period of 2023. This was due to the higher costs of services as well as higher operating costs and expenses in the current period.

Other income was $0.5 million for the first half of fiscal 2024 compared to an immaterial amount of other income for the same period of fiscal 2023. The other income was primarily due to the disposition of a land in the first half of fiscal 2024, whereas there was no similar transaction in the same period of fiscal 2023.

Income tax recovery was $0.11 million for the first half of fiscal 2024 as compared to income tax recovery of $0.16 million for the same period of 2023.

Net loss was $3.52 million for the first half of fiscal 2024 compared to a net loss of $3.00 million for the same period of 2023, which was due to factors as discussed above.

Net Loss Per Basic and Diluted Share for the first half of fiscal 2024 was $0.26 compared to a net loss of $0.24 per basic and diluted share for the same period of 2023. The weighted average number of shares used in the computation of basic and diluted earnings per share for the first half of 2024 was 12,370,905 shares compared to 11,469,800 shares for basic and diluted earnings per share in the prior year period.

Financial Condition

As of March 31, 2024, the Company had $0.59 million in cash and cash equivalents, a decrease of $4.38 million or 88.2% as compared to $4.97 million as of September 30, 2023. As of March 31, 2024, working capital was $4.47 million (current assets minus current liabilities) and the current ratio (current assets divided by current liabilities) was 1.71, as compared to working capital of $1.83 million and a current ratio of 1.27 as of September 30, 2023. Stockholders’ equity as of March 31, 2024 was $7.09 million, a decrease of $2.06 million or 22.5% as compared to $9.14 million as of September 30, 2023.

Liquidity and Capital Resources

Net cash used in operating activities for the six months ended March 31, 2024 was $10.07 million as compared to $4.34 million for the six months ended March 31, 2023. This increase was primarily due to the changes in net income and other working capital balances. Changes in these balances are included in the changes in assets and liabilities presented in the consolidated statement of cash flows.

Net cash provided by investing activities was $4.49 million for the six months ended March 31, 2024 as compared to $0.56 million for the six months ended March 31, 2023. The net cash provided by investing activities for the six months ended March 31, 2024, was attributable to a joint venture related to two soccer games that is being scheduled for the Argentina World Cup Champion team. For the six months ended March 31, 2024, we received $3.74 million in cash for this joint venture, and $0.76 million in proceeds resulting from the sale of property and equipment adjacent to the campuses of Miami University Regionals.

Net cash provided by financing activities was $1.21 million for the six months ended March 31, 2024 as compared to net cash used in financing activities of $1.45 million for the six months ended March 31, 2023. For the six months ended March 31, 2024, we raised $0.8 million through equity financing, and we borrowed $0.41 million from a third party. The net cash used in investing activities for the six months ended March 31, 2023 was attributable to the purchase price allocation of acquiring 70% of the holding company of Davis University on December 1, 2022, when the change of control on Davis College became effective. As the tuition and service fees are paid at the beginning of each academic year, the Company shall seek additional financing for the purpose of new projects, such as those related to an artificial intelligence-based learning platform.

Operations Update

Our current operations provide a diversified revenue stream that balances both our owned and operated colleges and our extensive recruiting relationships. We believe that our educational niche provides practical educational programming that meaningfully connects to students who may not ordinarily pursue higher education but who see our programs as an effective way to reach their career goals. We believe that this positive and effective business model is a successful one for providing a solid return on investment for our students.

North America Recruiting Update

We recruit domestically and internationally for our owned and operated schools. Our domestic recruitment for Davis University (“Davis”), located in Toledo, Ohio. extends to the entire state of Ohio, and we have enlisted industry and local partners to diversify our student population. Our domestic recruiting for EduGlobal College (“EduGlobal”), located in Vancouver, Canada, has been enhanced by our recently announced cooperative diploma programs. The co-op programs, which began for the Fall semester in September 2024, entail students alternating between attending academic semesters with working at paid, full-time jobs. We believe that this will enhance our domestic recruiting efforts since the co-op programs provides students with a great hybrid approach and students with a potentially high return on investment. We recruit international students directly for Davis and EduGlobal through our recruiting office based overseas, as well as through authorized recruiting agents, and offer international students the opportunity to study in our schools and other North America institutions through our innovative foundational programs.

We also recruit for the English Language Center of Miami University which offers international students the potential entrée into an elite US university with world-class facilities and an outstanding academic faculty. We have a long-term recruitment relationship with the Miami University Regionals for the Middletown and Hamilton campuses which dates back to 2013. The English Language Center at Miami University Regionals continues to be a popular option for international students as it offers a clear pathway to achieving both a bachelor’s and advanced university degrees. In 2024, 100 students are expected to attend in-person classes in the English Language Program at the Miami University Regional Campuses Our recruitment of international students for enrollment at our owned and operated schools, as well as for Miami University Regionals, represents an important revenue stream for the company.

International Foundational and Collaborative Programs

We have established several programs internationally that provide a current revenue stream for the company while developing an internationally based recruitment pool for our owned and operated Davis University and EduGlobal College. Foundational programs are a course of study for international students to acquire the skills needed to ensure their success at colleges and universities. We believe that Davis’ two-year foundational programs are able to secure sustainable revenue because the retention rate of students from the first to the second year is usually close to 100%. In addition, our collaborative programs represent academic programs that are developed in collaboration with elite educational institutions around the world intended to create premier academic programming in specific courses of study. Our current international foundational and collaborative programs include:

Peking University. We expect to have up to 80 students registered for enrollment in our foundational program at Peking University a preeminent university in China, in 2024. This compares with only 12 students that were enrolled in our foundational program at Peking University in September 2023, though recruiting for this new Company program only began in August 2023.

Shanghai Jiao Tong University. An agreement was entered into to establish a foundational program on one of its main campuses, effective May 8, 2024 to December 31, 2026. It is expected that 50 students will enroll in this first year of the program in 2024. Starting in the 2025 academic year, the program is expected to consist of at least 100 students. The two-year program enables students to apply for admission to Davis University and attend two years at its Toledo, Ohio campus where they can apply their course credits to achieve a four-year bachelor’s degree. It can also serve as a means of admission to one of Davis’ pathway programs with schools such as Northeastern University, Central Michigan University and Sofia University, among others.

Davis University Collaborative Programs Update

Chongqing Institute of Technology and Business. Davis has an ongoing collaboration program with Chongqing Institute of Technology and Business for graphic design which provides Davis students the opportunity to take coursework at Chongqing College for three years with no additional coursework required on Davis’ campus in Toledo. As of September 2024, there were 150 Davis students enrolled in both the first and second year of the program, with an additional 100 students expected to enroll in September of 2025. Upon completion of the program, Davis students receive a diploma from Chongqing College and an associate degree certificate from Davis. In addition, upon graduation, Davis students can choose to transfer to its Bachelor of Science program in Toledo, Ohio, or university partners to pursue bachelor’s degrees.

Shijiazhuang College of Applied Technology. A recently announced agreement between Davis and Shijiazhuang College of Applied Technology (“Shijiazhuang College”) outlines a proposed collaboration for the two schools to mutually develop an Advertising and Art Design diploma program, to be taught in both Toledo, Ohio, and Hebei Province, China; the goal is to enroll 100 students every year for seven years. The program’s recruitment in China will be officially included in China’s National Admission Plan to General Universities and Colleges, and student candidates who achieve the general diploma admission score will be selected for this program through the official admission procedure in China. Graduates of the three-year program will receive a Hebei Province Higher Vocational College Graduation Certificate from Shijiazhuang College and an Associate’s Degree from Davis.

Guangdong Communications Polytechnic. A recently announced agreement between Davis and Guangdong Communications Polytechnic outlines a proposed collaboration for the two schools to jointly run the Modern Logistics Management specialty education program at Davis. This program has been formally approved by the Guangdong Provincial Department of Education which enables Davis to recruit up to 100 students starting in September 2025 through September 2027; up to 300 students in total may be enrolled into this program.

Peking University School of Education. Davis entered into an agreement with Peking University School of Education in August 2023 for a two-year continuing education and training program. During the first two years of the program, Davis College students take course work on the main campus of Peking University; the remainder of the course work is to be taken at the Davis campus in Toledo, Ohio. The education program with Peking University, a preeminent university in China, began on September 1, 2023, with an enrollment to be capped at 50 Davis students. Peking University is regarded as one of the largest and highest ranked universities in China.

Our strategic plan is to achieve sustainable growth through our strategy of internationalization. This refers to Davis and EduGlobal, our owned and operated colleges, as well as our recruiting relationship with Miami University. To achieve our strategic goals, we are focused on broadening our academic programming and diversifying and growing our student base. We believe that our strategy of internationalization, which also includes working collaborations around the world, brings out the very best in academia and student achievement.

About EpicQuest Education Group International Limited

EpicQuest Education Group International Limited (“EpicQuest Education” or the “Company”) provides comprehensive education solutions for domestic and international students seeking university and college degrees in the US, Canada and the UK. The Company owns and operates EduGlobal College, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company operates and is a 70% owner of Davis College, a career training college located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the Miami University Regional campuses, where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company is also a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the UK. EpicQuest Education has also established a wholly owned subsidiary, Gilmore Inv LLC, in Ohio, that will offer international educational programs related to kinesiology and recreation education. The Company also established a company in Ohio, SouthGilmore LLC that has been formed to organize sports-related entertainment projects, which is 40% owned by Gilmore. For more information, please visit www.epicquesteducation.com/.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, the ability of the Company to achieve the enrollment goals outlined and the ability of the Company to achieve meaningful future revenue increases. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

EpicQuest Education Group International Limited

+1 513-649-8350
info@epicquesteducation.com

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

EPICQUEST EDUCATION GROUP INTERNATIONAL ltd

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 and SEPTEMBER 30, 2023

(US$, except share data and per share data, or otherwise noted)

	March 31, 2024	September 30, 2023
	US$	US$
Assets	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	587,031	4,966,839
Restricted cash	338,712	338,712
Receivables, net	168,222	36,503
Other receivable	115,078	107,179
Prepaid expenses	8,626,693	2,326,185
Inventory	45,030	41,185
Income tax receivable	897,861	894,743
Total current assets	10,778,627	8,711,346
Non-current assets
Property and equipment, net	1,653,409	2,041,242
Right-of-use assets	832,775	1,117,554
Intangible assets	4,575,135	4,686,228
Goodwill	2,652,772	2,652,766
Total assets	20,492,718	19,209,136

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	2,710,991	2,121,051
Loan payable	409,956	-
Income tax payable	-	1,872
Due to related party	140,000	140,000
Lease liabilities – current	424,704	559,375
Deferred revenue	2,627,427	4,057,517
Total current liabilities	6,313,078	6,879,815
Non-current liabilities
Lease liabilities – non current	406,289	571,131
Deferred income tax liabilities	706,214	824,480
Total liabilities	7,425,581	8,275,426

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 12,818,173 and 11,998,173 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively	20,347	19,045
Additional paid-in capital	19,388,914	18,232,263
Deficit	(12,279,190)	(9,071,818)
Accumulated other comprehensive loss	(43,970)	(36,284)
Total shareholders’ equity	7,086,101	9,143,206
Noncontrolling interests	5,981,036	1,790,504
Total liabilities and shareholders’ equity	20,492,718	19,209,136

EPICQUEST EDUCATION GROUP INTERNATIONAL ltd

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended	For The Six Months Ended
	March 31, 2024	March 31, 2023
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	4,162,650	3,420,669
Costs of services	1,759,229	769,619

Gross profit	2,403,421	2,651,050

Operating costs and expenses:
Selling expenses	696,052	474,169
General and administrative	5,850,927	5,367,085
Total operating costs and expenses	6,546,979	5,841,254

Income from operations	(4,143,558)	(3,190,204)

Other (income) expenses:
Other income	(493,554)	(1,655)
Interest income	(19,948)	(20,833)
Foreign exchange gain	-	(5)
Total other (income) expenses	(513,502)	(22,493)

Loss before provision for income taxes	(3,630,056)	(3,167,711)

Current income tax expense	5,124	8,553
Deferred income tax expense (recovery)	(118,266)	(172,975)
Income taxes expense (recovery)	(113,142)	(164,422)

Net loss	(3,516,914)	(3,003,289)
Net loss attributable to noncontrolling interest	(309,542)	(305,928)
Net loss attributable to common stockholders	(3,207,372)	(2,697,361)
Foreign currency translation adjustment	(7,686)	(4,154)
Total Comprehensive loss	(3,524,600)	(3,007,443)

Basic & diluted net loss per share	$(0.26)	$(0.24)

Weighted average number of ordinary shares-basic and diluted	12,370,905	11,469,800

EPICQUEST EDUCATION GROUP INTERNATIONAL ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(US$, except share data and per share data, or otherwise noted)

	For The Six Months Ended March 31,	For The Six Months Ended March 31,
	2024	2023
	US$	US$
Cash Flows from Operating Activities:	(Unaudited)	(Unaudited)
Net loss	(3,516,914)	(3,003,289)
Adjustments for items not affecting cash:
Depreciation and amortization	227,319	163,863
Stock-based compensation expenses	1,120,299	900,877
Accretion of finance lease	-	3,546
Net (gain)/loss from disposal of fixed assets	(477,115)	-
Deferred income tax expense	(118,266)	(172,975)
Changes in operating assets and liabilities
Accounts receivable	(139,617)	235,640
Operating leases	(14,734)	(51,592)
Inventory	(3,845)	(16,350)
Prepaid expenses	(6,300,508)	(176,420)
Accounts payable & accrued liabilities	589,942	(225,407)
Deferred revenue	(1,430,090)	(2,364,570)
Income tax(payable)/ receivable	(4,990)	360,126
Student deposits	-	6,000
Net cash used in operating activities	(10,068,519)	(4,340,551)

Cash Flows from Investing Activities:
Purchase of property and equipment	(8,398)	(7,641)
Long term investment received for SouthGilmore	3,737,728
Net cash acquired from business acquisitions	-	562,791
Proceeds from sale of property and equipment	757,115	-
Net cash provided by investing activities	4,486,445	555,150

Cash Flows from Financing Activities:
Proceeds from financing offering	800,000	-
Proceeds borrowed from a third party	409,956	-
Repayment of lease liabilities	-	(15,001)
Share buyback	-	(1,250,007)
Acquisition of additional interest in subsidiary	-	(187,505)
Net cash provided by (used in) financing activities	1,209,956	(1,452,513)

Effect of exchange rate change on cash	(7,690)	(3,973)
Net decrease in cash, cash equivalents and restricted cash	(4,379,808)	(5,241,887)
Cash, cash equivalents and restricted cash, beginning of period	5,305,551	11,443,059
Cash, cash equivalents and restricted cash, end of period	925,743	6,201,172

EPICQUEST EDUCATION GROUP INTERNATIONAL ltd

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED MARCH 31, 2023 AND 2024
(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Accumulated other comprehensive loss	NCI	Deficit	Total equity
Balance as of September 30, 2022	11,350,704	18,017	17,526,546	(28,939)	2,180,108	(2,416,788)	17,278,944
Net loss	-	-	-	-	(305,928)	(2,697,361)	(3,003,289)
Share buyback	(201,614)	(320)	(1,249,687)	-	-	-	(1,250,007)
Share-based compensation	559,083	888	1,028,592	-	-	-	1,029,480
Stock option compensation	-	-	123,397	-	-	-	123,397
Acquisition of business	-	-	-	-	453,635	(453,635)	-
Acquisition of additional interest in subsidiary	-	-	(208,321)	-	20,817	-	(187,504)
Translation adjustment	-	-	-	(4,154)	-	-	(4,154)
Balance as of March 31, 2023 (unaudited)	11,708,173	18,585	17,220,527	(33,093)	2,348,632	(5,567,784)	13,986,867

	Common shares	Common shares amount	Additional paid-in capital	Accumulated other comprehensive loss	NCI	Retained earnings	Total equity
Balance as of September 30, 2023	11,998,173	19,045	18,232,263	(36,284)	1,790,504	(9,071,818)	10,933,710
Net loss	-	-	-	-	(309,542)	(3,207,372)	(3,516,914)
Share issued for acquisition	400,000	635	799,365	-	-	-	800,000
Share-based compensation	420,000	667	524,533	-	-	-	525,200
Stock option compensation	-	-	595,099	-	-	-	595,099
Investment with 40% interest in SouthGilmore	-	-	(762,346)	-	4,500,074	-	3,737,728
Translation adjustment	-	-	-	(7,686)	-		(7,686)
Balance as of March 31, 2024 (unaudited)	12,818,173	20,347	19,388,914	(43,970)	5,981,036	(12,279,190)	13,067,137